Exhibit 99.55

GLOBAL LEADER IN MEDICAL CANNABIS CREATED BY APHRIA AND NUUVERA COMBINATION

•                  Combination capitalizes on Nuuvera’s expansive international footprint, expanding network into Europe, Africa and the Middle East

•                  Transaction combines Aphria’s low-cost, high quality cultivation at scale with Nuuvera’s expertise in cannabis processing, and provides access to Nuuvera’s state-of-the-art testing and extraction facilities

•                  Expected be accretive to Aphria shareholders in first full fiscal year after close on an earnings per share basis

•                  Brings together two strong management teams with highly complementary expertise and international relationships

•                  Investment community conference call today at 9:30 a.m. ET (details below)

Leamington and Toronto, Ontario — January 29, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) and Nuuvera Inc. (“Nuuvera”) (TSXV:NUU), a leading, global cannabis company with a strong presence in Europe, Africa and the Middle East, are pleased to announce that they have entered into a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which Aphria will acquire, by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the “Transaction”) 100% of the issued and outstanding common shares (on a fully-diluted basis) of Nuuvera. The combined company will leverage Nuuvera’s extensive international network and best-in-class manufacturing practices to become the preeminent global supplier of premium cannabis. The acquisition brings an already successful partnership between Aphria and Nuuvera under the Aphria brand, reducing costs and providing the potential to unlock greater economic value from future production. The Transaction has been unanimously approved by the Board of Directors of each of Aphria and Nuuvera and is supported by the management teams of both companies as well as significant shareholders of Nuuvera. The Transaction values Nuuvera at approximately $826 million.

Transaction Rationale

•                  Creates the Global Leader in the International Medical Cannabis Market: Aphria will leverage Nuuvera’s numerous relationships in Germany, Italy, Spain, the United Kingdom, Malta, Israel, Lesotho and Uruguay. Combined with Aphria’s existing agreements in Australia, the combined company establishes a leading international footprint among Canadian licensed producers, and expands Aphria’s processing and manufacturing capabilities globally.

•                  Combines Complementary, Best-In-Class Core Competencies: The acquisition of Nuuvera bolsters Aphria’s recent accretive and value-add transactions, including Broken Coast Cannabis, proud producers of small-batch, premium-quality B.C. bud. Nuuvera’s expertise in extraction, distillation and processing of advanced medical-grade derivative products supported by Aphria’s low-cost, high-quality cultivation to scale unlocks greater economic value for the combined company. The acquisition expands upon the existing strategic relationship between Aphria and Nuuvera, established through multiple off-take agreements. As a result of the transaction, Aphria will capture the retail margin of the 77,000 kg of cannabis originally earmarked for these agreements. The combined company will unlock greater economic value from future production, including expectations of realizing supply chain efficiencies, cross-selling and up-selling to customers through a broader product portfolio, developing a more diverse customer base, integrating operations and controls and implementing best practices.

•                  Adds Highly Experienced and Complementary Management Team: Aphria will benefit from Nuuvera’s highly-experienced, global management team and the international expansion opportunities it has secured at an accelerated pace. Nuuvera’s reputation for offering the highest quality in purified cannabinoid products has set it apart from its competitors. The Nuuvera management team will play a meaningful role within the combined company going forward.

•                  Provides Access to State-of-the-Art Testing and Extraction Facilities: The combined company, through Nuuvera, has access to the only standalone Health Canada GMP-approved facility that is authorized and dedicated under its controlled drugs and substances licence to conduct commercial scale activities with respect to cannabis and cannabinoids. This state-of-the-art medical laboratory enables Nuuvera to maintain the highest standards by adhering to both Health Canada and FDA pharmaceutical GMP guidelines, ensuring product safety, quality, and efficacy.

“The combination of Aphria and Nuuvera creates a true global leader in medical cannabis with excellent potential for growth and value creation,” said Vic Neufeld, Chief Executive Office of Aphria. “This transaction, which builds on a long-standing relationship between the two companies, brings together our top tier ability to grow high-quality cannabis at a low-cost with Nuuvera’s expansive international network, expertise in processing, and access to industry leading technology. I am thrilled to welcome Nuuvera to the Aphria family and I am confident they will play a significant role in our continued success.”

Lorne Abony, CEO of Nuuvera, said, “The transaction provides our shareholders with significant value for their investment in Nuuvera and the opportunity to participate in the significant upside of the combined company. As part of Aphria, we will have access to every tool we need to open key international markets and execute on our growth plan as part of a stronger, well-resourced global cannabis leader.”

Transaction Summary

Under the terms of the Arrangement Agreement, Aphria will acquire all the issued and outstanding common shares (on a fully-diluted basis) of Nuuvera for a total consideration of $8.50 per Nuuvera share, representing a total transaction value of approximately $826 million. Nuuvera shareholders will receive $1.00 in cash plus 0.3546 of an Aphria share for each Nuuvera share held which, based on Aphria’s 10-day VWAP of $21.15 for the period ended on January 26, 2018, equates to $7.50 of value per Nuuvera share. Aphria expects to issue up to approximately 34 million shares in connection with the Transaction, representing approximately 20.8% of the currently issued and outstanding shares of Aphria on a non-fully diluted basis. The Transaction is expected to be accretive to Aphria on an earnings basis in its first full fiscal year.

The Transaction consideration of $8.50 per Nuuvera share represents a 30.5% premium to Nuuvera’s 10-day volume weighted average price of $6.51 for the period ended on January 26, 2018.

Upon closing of the Transaction, Nuuvera shareholders will own approximately 14.8% of the combined company, assuming the closing of Broken Coast Cannabis Inc.

The deal remains subject to certain other customary closing conditions for the benefit of Aphria, including the conditional approval of the TSX, applicable regulatory approvals and the satisfaction of certain customary closing conditions.

The Transaction is subject to the approval of the Superior Court of and is subject to the approval of two-thirds of the votes cast by Nuuvera shareholders (as well as a majority of the “minority” shareholders of Nuuvera), receipt of required regulatory approvals, and other customary conditions of closing. Aphria has secured irrevocable hard lock-ups (the “Lock-Ups”) from shareholders of Nuuvera to vote in favour of the Transaction, and also holds an approximate 6.5% interest in Nuuvera. Collectively, the shares subject to these Lock-Ups represent, together with the Nuuvera shares already owned by Aphria, approximately 57% of the currently outstanding Nuuvera shares, and over 50% of the “minority” shareholders.

The Board of Directors of Nuuvera unanimously recommends that Nuuvera shareholders vote in favour of the resolution to approve plan of arrangement, which is expected to be subject to a special meeting of shareholders held in March 2018. The Board of Directors of Nuuvera has obtained a fairness opinion from Canaccord Genuity Corp. that, as of January 28, 2018, and subject to the assumptions, limitations and qualifications on which such opinions are based, the consideration to be received by Nuuvera shareholders is fair, from a financial point of view, to such shareholders (other than Aphria). The Board of Directors of Aphria has received an opinion from Cormark Securities that, as of January 28, 2018, and subject to the assumptions, limitations and qualifications on which such opinions are based, the consideration to be offered by Aphria is fair, from a financial point of view, to Aphria.

The arrangement agreement between Nuuvera and Aphria provides for, among other things, a non-solicitation covenant on the part of Nuuvera, as well as a provision that entitles Nuuvera to consider a superior proposal in certain circumstances, and a right in favour of Aphria to match any superior proposal. Nuuvera is not permitted to terminate the arrangement agreement as a result of a superior proposal. If the arrangement agreement is terminated in certain circumstances, including if Nuuvera enters into a definitive agreement with respect to a superior proposal, Aphria is entitled to a break-fee payment of $25 million. The Transaction is currently expected to close in April 2018. The Transaction will not impact the completion of the prospectus offering of units of Nuuvera that was announced on January 24, 2018.

Further information regarding the transaction will be included in Nuuvera’s management information circular to be mailed to Nuuvera shareholders in advance of the special meeting and in Nuuvera’s material change report in respect of the announcement of the transaction, each of which will be filed with the Canadian securities regulators and will be available at www.sedar.com.

Financial and Legal Advisors

Clarus Securities Inc. provided strategic advice on the transaction. Stoic Advisory Inc. acted as financial advisor and Stikeman Elliott LLP acted as legal counsel to Aphria. Cormark Securities Inc. is providing a fairness opinion to the Board of Directors of Aphria.

Canaccord Genuity Corp. acted as financial advisor and Norton Rose Fulbright Canada LLP acted as legal counsel to Nuuvera. Canaccord Genuity Corp. provided a fairness opinion to the Special Committee of the Board of Directors of Nuuvera.

Conference Call Information

Aphria and Nuuvera will hold a conference call on Monday, January 29, 2018 at 9:30 am EST to discuss the transaction. Interested participants may take part by dialing (888) 231-8191. A replay of this call will be available until March 1, 2018 by dialing (855) 859-2056 with the passcode 9287699. The conference call is accompanied by an investor deck which can be downloaded at aphria.com/investors.

We Have a Good Thing Growing.

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada. Aphria is truly powered by sunlight, allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

About Nuuvera

Nuuvera is a global cannabis company founded on Canadian principles, and built with the whole world in mind. Nuuvera is currently working with partners in Germany, Israel and Italy, and is exploring opportunities in several other countries, to develop commercial production and global distribution of medical grade cannabis in legalized markets. Through its subsidiaries, ARA — Avanti Rx Analytics Inc. and Avalon Pharmaceutical Inc., Nuuvera holds a Dealer License (GMP) under the Narcotic Control Regulations and Office of Controlled Substances. Nuuvera is currently in the final stages of the Health Canada review process to become a Licensed Producer of medical marijuana under the ACMPR, and has recently received its “letter to build” approval.

For further information please contact:

Nina Godard

Edelman

nina.godard@edelman.com

416-455-6324

Justin Burrows

Venture Communications

justin@venturecommunications.ca

416-276-7699

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to accretive earnings, anticipated revenue and costs synergies associated with the acquisition of Nuuvera, statements with respect to internal expectations, estimated margins, expectations for future growing capacity, costs and opportunities, the effect of the transaction on the combined company and its strategy going forward, expectations for receipt of licenses to cultivate, process or distribute medical cannabis in Federally legal markets, the completion of any capital project or expansions, the timing for the completion of the Transaction and expectations with respect to future production costs, the anticipated timing for the special meeting of Nuuvera shareholders and closing of the transaction; the consideration to be received by shareholders, which may fluctuate in value due to Aphria common shares forming part of the consideration; the satisfaction of closing conditions including, without limitation (i) required Nuuvera shareholder approval; (ii) necessary court approval in connection with the plan of arrangement, (iii) certain termination rights available to the parties under the arrangement agreement; (iv) Aphria obtaining the necessary approvals from the Toronto Stock Exchange for the listing of its common shares in connection with the Transaction; and (vi) other closing conditions, including, without limitation, the operation and performance of the Nuuvera business in the ordinary course until closing of the Transaction and compliance by Nuuvera with various covenants contained in the arrangement agreement. In particular, there can be no assurance that the Transaction will be completed. Forward looking statements are based on certain assumptions regarding Nuuvera, including expected growth, results of operations, performance, industry trends and growth opportunities. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks. Any forward-looking statements or facts (including financial information) related to Nuuvera discussed or disclosed herein are derived from information obtained directly from Nuuvera and publicly available sources and has not been independently verified by the Company.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. This news release has been approved by the Board of Directors of each of Aphria and Nuuvera. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in our fiscal 2017 annual MD&A and the material change report filed that will be filed in respect of this Transaction, which are, or will be, available on SEDAR.